                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                                   ElderTrust
                -----------------------------------------------
                                (Name of Issuer)

         Common shares of beneficial interest, par value $.01 per share
                -----------------------------------------------
                         (Title of Class of Securities)

                                   284560 10 9
                -----------------------------------------------
                                 (CUSIP Number)

                             Edward B. Romanov, Jr.
                      President and Chief Executive Officer
                                   ElderTrust
                        101 East State Street, Suite 100
                       Kennett Square, Pennyslvania 19348
                                 (610) 925-4200
                -----------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                January 30, 1999
                -----------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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_______________________________________________________________________________

CUSIP No.  284560 10 9                                     Page 2 of 4 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSONS
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Edward B. Romanov, Jr.
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
                PF, SC, BK
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OR ORGANIZATION
                United States
______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       689,350
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       689,350
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |
_______________|_____|________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             689,350
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                9.1%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                IN
______________________________________________________________________________



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     This Amendment No. 1 amends the Schedule 13D filed on February 9, 1998 by
Edward B. Romanov, Jr. relating to the common shares of beneficial interest, par value $.01 per share (the "Common Shares") of ElderTrust, a Maryland real estate investment trust.

Item 1.           Security and Issuer

     Item 1 is hereby revised to read as follows:

     This statement relates to the Common Shares of Beneficial Interest, par value $.01 per share (the "Common Shares"), of ElderTrust, a Maryland real estate investment trust (the "Issuer"). The principal executive offices of the Issuer are located at 101 East State Street, Suite 1000, Kennett Square, Pennsylvania 19438.

Item 5.           Interest in Securities of the Issuer

     Item 5 is hereby supplemented as follows:

     On January 30, 1998, Mr. Romanov was granted an option to purchase 300,000 Common Shares at an exercise price of $18.00 per share. Of these options, options for 150,000 Common Shares vested immediately and the remaining options for 150,000 Common Shares vest ratably over three years commencing January 30, 1999. The number of Common Shares reported as beneficially owned by Mr. Romanov is revised to include the options for 50,000 Common Shares that vested on January 30, 1999 since these options are now exercisable. The options for 150,000 Common Shares that were immediately exercisable were previously reported as beneficially owned by Mr. Romanov.

     In addition, Mr. Romanov owns 118,750 units of limited partnership interest ("Units") in ElderTrust Operating Limited Partnership, a Delaware limited partnership of which ElderTrust is the sole general partner and majority limited partner. These Units are redeemable for cash or, at the option of ElderTrust, for Common Shares on a one-for-one basis beginning March 30, 1999. Because Mr. Romanov may be deemed to have the right to acquire the underlying Common Shares within 60 days, the Common Shares issuable upon redemption of the Units also are reported as beneficially owned by Mr. Romanov in this Amendment No. 1.

     This Amendment No. 1 also includes 28,000 Common Shares acquired by Mr. Romanov in open market purchases during the past 60 days, as follows:

            Date                Nature of Transaction           Price Per Share
            ----                ---------------------           ---------------
          12/29/98             Purchase of 3,000 shares             $10 13/16
          12/29/98             Purchase of 5,000 shares              10 7/8
          12/24/98             Purchase of 2,800 shares              10 3/8
          12/24/98             Purchase of 200 shares                10 5/16
          12/21/98             Purchase of 1,500 shares              10 1/4
          12/21/98             Purchase of 3,500 shares              10 1/2
          12/18/98             Purchase of 1,000 shares              10 3/8
          12/17/98             Purchase of 3,000 shares              10 1/2
          12/16/98             Purchase of 2,000 shares              10 7/8
          12/16/98             Purchase of 2,000 shares              10 3/4
          12/16/98             Purchase of 3,000 shares              11

     Mr. Romonav did not effect any other transactions in the Common Shares during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     Item 6 is hereby revised to read as follows:

     Mr. Romanov has unvested options for a total 100,000 Common Shares that will vest 50% on January 30, 2000 and 50% on January 30, 2001. The option exercise price of these options is $18.00 per share.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule 13D is true, complete and correct.



February 8, 1999                           /s/ Edward B. Romanov, Jr.
-----------------------                    ----------------------------------
Date                                       Edward B. Romanov, Jr.